                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                 Schedule 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)
                                (Amendment No. 3)


                                  AmSurg Corp.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   3232P 40 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 July 12, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]    Rule 13d-1(b)
         [X]    Rule 13d-1(c)
         [ ]    Rule 13d-1(d)







                                Page 1 of 5 Pages

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     CUSIP NO. 3232P 40 5               13G/A               Page 2 of 5 Pages
------------------------------                           -----------------------

-------------------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


                    Thomas G. Cigarran

-------------------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a) [ ]

                                                                                    (b) [ ]

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    3      SEC USE ONLY

-------------------------------------------------------------------------------------------

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

-------------------------------------------------------------------------------------------

        NUMBER OF            5    SOLE VOTING POWER

          SHARES                       420,876

       BENEFICIALLY          --------------------------------------------------------------

         OWNED BY            6    SHARED VOTING POWER

           EACH                        0

        REPORTING            --------------------------------------------------------------

         PERSON              7    SOLE DISPOSITIVE POWER

          WITH                         420,876

                             --------------------------------------------------------------

                             8    SHARED DISPOSITIVE POWER

                                       0

-------------------------------------------------------------------------------------------

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    420,876

-------------------------------------------------------------------------------------------

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    (a) [ ]


-------------------------------------------------------------------------------------------

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                    2.1%

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   12      TYPE OF REPORTING PERSON*

                    IN

-------------------------------------------------------------------------------------------
                           *SEE INSTRUCTION BEFORE FILLING OUT!

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     CUSIP NO. 3232P 40 5               13G/A               Page 3 of 5 Pages
------------------------------                           -----------------------


Item 1(a).      Name of Issuer:               AmSurg Corp.

Item 1(b).      Address of Issuer's           20 Burton Hills Boulevard
                Principal Executive           Nashville, Tennessee 37215
                Offices:

Item 2(a).      Name of Person Filing:        Thomas G. Cigarran

Item 2(b).      Address of Principal          20 Burton Hills Boulevard
                Business Office:              Nashville, Tennessee 37215

Item 2(c).      Organization/Citizenship:     United States citizen

Item 2(d).      Title of Class                Common stock, no par value
                Of Securities:

Item 2(e).      CUSIP Number:                 3232P 40 5

Item 3.         Inapplicable.

Item 4.         Ownership.


                            TOTAL SHARES
                             OF CLASS B
                               COMMON                                                             SOLE            SHARED
                               STOCK            PERCENT            SOLE           SHARED          POWER            POWER
                            BENEFICIALLY           OF             VOTING          VOTING           TO               TO
     PERSON                    OWNED            CLASS(1)           POWER          POWER          DISPOSE          DISPOSE
------------------          ------------        --------          ------          ------         -------          -------
Thomas G. Cigarran            420,876             2.1%            420,876           --           420,876             --

--------------------------

(1)  Based on 19,893,333 shares of Common Stock outstanding as of July 12, 2001.

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     CUSIP NO. 3232P 40 5               13G/A               Page 4 of 5 Pages
------------------------------                           -----------------------



Item 5.       Ownership of Five Percent or Less of a Class.

                       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

                       Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                       Inapplicable.

Item 8.       Identification and Classification of Members of the Group.

                       Inapplicable.

Item 9.       Notice of Dissolution of Group.

                       Inapplicable.

Item 10.      Certification.

                       Inapplicable.



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     CUSIP NO. 3232P 40 5               13G/A               Page 5 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       July 13, 2001
                       ---------------------------------------------------------
                       Date


                       /s/ Thomas G. Cigarran
                       ---------------------------------------------------------
                       (Signature)



                       Thomas G. Cigarran, Chairman of the Board of AmSurg Corp.
                       ---------------------------------------------------------
                       (Name/Title)